SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 21, 2018

CENTERSTATE BANK CORPORATION

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

1101 First Street South, Suite 202, Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 293-4710

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

CenterState Bank Corporation (NASDAQ: CSFL) (the “Company”) announced that the stockholders of Charter Financial Corporation (“Charter”), at a meeting held on August 21, 2018, have approved the merger of Charter with and into the Company, with the Company as the surviving corporation (“the Merger”), pursuant to the Agreement and Plan of Merger, dated as of April 24, 2018 (“Merger Agreement”).

The Company’s wholly-owned bank subsidiary, CenterState Bank, N.A. (“CenterState Bank”), has received approval from the Office of the Comptroller of the Currency for the merger of CharterBank (“CharterBank”) with and into CenterState Bank (the “Bank Merger”). The Company had previously obtained a waiver from the Federal Reserve Bank of Atlanta from the requirement to file an application under the Bank Holding Company Act for the Company to acquire Charter under the Merger Agreement.

Pending the satisfaction of other customary closing conditions described in the Merger Agreement, the Company expects that the Merger will become effective on or about September 1, 2018. The Bank Merger will occur immediately after the Merger.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

This report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) litigation that has been, and any additional litigation that might be, filed in connection with our pending merger with Charter, (2) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (3) disruption from the Merger with customer, supplier, employee or other business partner relationships, (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (5) the risk of successful integration of Charter’s businesses into the Company, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risk that the integration of Charter’s operations into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (10) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger, and (12) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, Charter’s Annual Report on Form 10-K for the year ended September 30, 2017, and other documents subsequently filed by the Company and Charter with the SEC. Consequently, no forward-looking statement can be guaranteed. The Company and Charter do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, the Company and Charter claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information About the Proposed Transaction and Where to Find

CenterState has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (No. 333-225541) and a Definitive Proxy Statement of Charter and a Prospectus of CenterState, as well as other relevant documents concerning the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION (AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at www.sec.gov.

Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by CenterState on its website at www.centerstatebanks.com and by Charter on its website at www.charterbk.com.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any investment decision, investors and security holders of CenterState and Charter are urged to read carefully the entire registration statement and proxy statement/prospectus, including any amendments thereto, because they contain important information about the Merger. Free copies of those documents may be obtained as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANK CORPORATION

By:	/s/ Jennifer L. Idell
Jennifer L. Idell
Executive Vice President and
Chief Financial Officer

Date:  August 21, 2018

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